                                                                    EXHIBIT 99.3


March 10, 2000

John Kirkpatrick
Nuance Communications
1005 Hamilton Court
Menlo Park, CA 94025

        Re: Consent to use market data in prospectus

Dear John:

        This letter is to authenticate that the Giga Information Group has provided Nuance Communications with the following market data and authorizes its use in the prospectus for Nuance's Initial Public Offering of stock.

     . Number of people employed in call centers in the US: 2.8 million agents in 1999

     .  Number of call centers in the US: 69,000 in 1999

     .  Spending on call centers: approximately $91 billion

     .  Cost of an operator-assisted call: $1.95 to $5 per call

     .  Cost of a speech recognition call: $0.10 to $0.32 per call

The source of these figures is Giga Information Group research.

Very truly yours,

/s/ Elizabeth Henill